Exhibit 99.3

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INTERNAL DEALING
CODE OF CONDUCT

CONTENTS

1.	PREMISES

2.	SIGNIFICANT PERSONS

3.	SIGNIFICANT PERSONS’ DUTIES OF NOTIFICATION TOWARDS COMPANY

4.	COMMUNICATION TO THE MARKET OF THE INFORMATION RELATED TO SIGNIFICANT TRANSACTIONS EFFECTED BY SIGNIFICANT PERSONS

5.	BLACK OUT PERIODS AND FURTHER NOTIFICATION DUTIES

6.	ISSUANCE OF THE CODE AND SANCTIONS

7.	ENTRY INTO FORCE

NOTE: The present text is the translation of the Italian official text approved by the Board of Directors on March December 19, 2002 as revised on February 14, 2003. For any difference between the two texts, the Italian text shall prevail.

The attachments have not been translated.

Adopted by SAES Getters S.p.A’ Board of Directors upon proposal of the President and the Managing Directors on December 19th, 2002, as revised on February 14, 2003.

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1.      PREMISES

1.1	The Company, taken into account:

a)	articles 6.1 and 6.2 of the Code of Conduct for Listed Companies (adopted by the Committee for the Corporate Governance of Listed Companies), to which the Company adheres, which recommends the adoption of internal procedures related to transactions made on financial instruments by individuals that by virtue of the position held have access to significant information;

b)	articles 2.6.3 and 2.6.4 of the Rules of the Markets Organized and Managed by Borsa Italiana S.p.A., which sets the obligation on listed companies to have a binding code of conduct addressing information duties and restrictions for transactions effected by individuals that by virtue of the position held in the Company and its main subsidiaries have access to significant information;

approved, with the Board of Directors’ resolution on December 19th, 2002, the following Code of Conduct.

1.2	Such Code of Conduct, therefore, aims at ruling, with binding effects:

a)	The notification duties towards Company that all the Significant Persons, as hereinafter defined, are bound to comply with, as far as transactions they carried out on financial instruments ;

b)	Company’s duties to the market as far as transactions on financial instruments carried out by Significant Persons are concerned.

1.3.	It should be pointed out that the compliance with the provisions of this Code of Conduct does not exonerate the Significant Persons (as defined in following article 2) from the duty to comply with the other applicable laws and regulation on the matter such as, for instance, without being limited to, those provided by article 180 of the Legislative Decree 58/98 on the abuse of privileged information (so called insider trading).

2.      SIGNIFICANT PERSONS

2.1	Any individual that, by virtue of the position held in the Company and its main controlled companies has access to such information on facts suitable to cause significant changes in the economic, financial and asset position of the Company and of the Group and likely, if publicly disclosed, to significantly affect the price of its listed financial instruments, is deemed to be a Significant Person.

2.2	In particular, the following are deemed to be Significant Persons:

–	Directors;

–	Statutory Auditors (effective);

–	General Managers;

–	Corporate Management Committee’ members;

–	Legal Counsel;

–	Investor Relations’ Manager;

–	Persons responsible for administration & finance, i.e. treasurer, internal audit manager and accounting manager.

Up to date, no controlled company can be considered “main controlled company”, for dimensions, turnover, strategic reasons and/or in the Group perspective, for the purposes of the present Code of Conduct, and for this reason it is not deemed to be necessary, to specify any Significant Person within the controlled companies.

The Managing Directors are entitled to specify, even for limited period of time, further Significant Persons, in relation with the duties they performed or their assignment, even within the main controlled companies, upon prior identifying the latter as such. The Managing Directors shall inform the Board of Directors about such selection and the period limitation, if any, and shall promptly notify the Legal Department which, within the time frame set forth below, is the entity responsible for receiving, managing and disclosing to the market the information as better detailed in following article 3.

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3.      SIGNIFICANT PERSONS’ DUTIES OF NOTIFICATION TOWARDS COMPANY

3.1	Significant Persons must inform the Company of any transactions for any reason carried out, that involve the following securities:

a)	Listed financial instruments (such as ordinary shares, savings shares, American Depositary Shares) issued by the Company, its controlling companies, its controlled companies, with the exception of nonconvertible bonds;

b)	Listed or unlisted financial instruments, that convey the right to subscribe, buy or sell the financial instruments described under letter a) above;

c)	Derivatives and covered warrants underlying the financial instruments described under letter a) above, even when the exercise of these securities entails the payment of a cash differential.

d)	stock options or options rights exercise, if and when adopted by the Company..

(hereinafter, collectively, “Transactions on Financial Instruments”)

3.2	For the purposes stated in the previous paragraph:

a)	It should be noted that the notification duties apply to transactions carried out by any Significant Person, his/her spouse (unless legally separated) and his/her children (younger than 18) or executed through intermediaries, nominees or controlled companies;

b)	Notification duties do not apply to transactions carried out as part of a relationship involving the management of a personal investment portfolio, provided that the customer has expressly and irrevocably waived the right to give instructions.

3.3	The Significant Person shall notify the Legal Department:

a)	Within the fifth calendar day following the end of the calendar quarter (April 5th, July 5th, October 5th, January 5th ) any and all Transactions on Financial Instruments carried out in said quarter; and

b)	Transactions on Financial Instruments whose value, singularly or in aggregate considering other transactions carried out during the reference quarter, exceeds euro 225.000 (two hundred twenty five thousand), immediately as soon as this threshold is met; after exceeding this threshold and until the end of the reference quarter, the Significant Person shall notify each and any further Transaction on Financial Instruments irrespective of its value, within the day after the day on which the transaction has been carried out.

3.4.	The notification as per article 3.3. must be made in writing by filling the filing form attached to the present Code of Conduct. Such forms can be required to the Legal Department. In the event it was not possible to fill the attached form, it is however understood that the notification should contain all the information required to be filled in the attached form. For each Transaction on Financial Instruments carried out, a separate form should be filled in; no cumulative forms are allowed.

Should no Transaction on Financial Instruments be carried out, the notification is not due to the Company.

The Notification to the Legal Department shall be made via fax to the number 02 -93178250, or via e-mail, to both the following addresses:

•	patrizia_carrozza@saes-group.com.

•	fiorella_ceriani@saes-group.com

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4.      COMMUNICATION TO THE MARKET OF THE INFORMATION RELATED TO SIGNIFICANT TRANSACTIONS EFFECTED BY SIGNIFICANT PERSONS

4.1	The Company shall inform, within the timeframe and with the requirements set forth by the Rules of the Markets Organized and Managed by Borsa Italiana S.p.A. and related Instructions, the market of the transactions carried out in any capacity by the Significant Persons notified to the Company in compliance with this Code and involving:

a)	Listed financial instruments (such as ordinary shares, savings shares, American Depositary Shares) issued by the Company, its controlling companies, its controlled companies, with the exception of nonconvertible bonds;

b)	Listed or unlisted financial instruments, that convey the right to subscribe, buy or sell the financial instruments described under letter a) above;

c)	Derivatives and covered warrants underlying the financial instruments described under letter a) above, even when the exercise of these securities entails the payment of a cash differential.

(hereinafter, “Significant Transactions”).

4.2	For the purposes stated in the previous paragraph, the Company:

a)	takes into account the transactions carried out by any Significant Person, his/her spouse (unless legally separated) and his/her children (younger than 18) or executed through intermediaries, nominees or controlled companies;

b)	does not take into account securities lending transactions, in which Significant Persons or other individuals or entities listed in Letter a) above act as lenders, and the granting of pledges or usufruct rights of beneficial interest;

c)	does not take into account transactions whose aggregate value is lower than the one fixed by the Instructions to the Rules of the Markets Organized and Managed by Borsa Italiana S.p.A.;

d)	does not take into account transactions carried out between individuals or entities listed in letter a) above, directly or by mean of trustees or nominees;

e)	does not take into account transactions carried out as part of a relationship involving the management of a personal investment portfolio, provided that the customer has expressly and irrevocably waived the right to give instructions concerning the financial instruments.

4.3	The Legal Department is the entity responsible for communicating such information to the market.

The Legal Department shall not be responsible for breaches of the Company’s disclosure obligations when these are due to omitted or delayed notification by the Significant Persons.

4.4	Notwithstanding the timeframe established by the Instructions to the Rules of the Markets Organized and Managed by Borsa Italiana S.p.A, in the event of significant-value transactions, meaning transactions whose countervalue, even in the aggregate, is higher than the threshold fixed by said Instructions, the communication to the market shall be made without delay according to the requirements therein set forth.

5.      BLACK OUT PERIODS AND FURTHER NOTIFICATION DUTIES

5.1	Significant Persons are not allowed to carry out or to advise third parties to carry out Transactions on Financial Instruments during the period of time between the day on which the Board of Directors and/or the Executive Committee, if any, is convened and, alternatively

•	if a press release is going to be issued, the day on which the Board of Directors and/or the Executive Committee takes place, but after the issuance of such press release;

•	if a press release is not going to be issued, the day after the day on which the Board of Directors and/or the Executive Committee (if any) takes place.

5.2.	The Legal Department shall take care of notifying the Significant Persons (the ones that are not already informed by virtue of their position) the day on which the Board of Directors and/or the Executive Committee (if any) is convened, specifying thus beginning and end of the black out period during which Significant Persons are not allowed to carry out or advise third party to carry out Transactions on Financial Instruments.

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5.3.	The Board of Directors is entitled to lay down prohibitions or restrictions on Transactions on Financial Instruments by Significant Persons in further periods of the year. Even in this case, the Legal Department will take care of notifying Significant Persons (the ones that are not already informed by virtue of their position) the beginning and end dates of the black out period during which Significant Persons are not allowed to carry out or advise third party to carry out Transactions on Financial Instruments.

6.     ISSUANCE OF THE CODE AND SANCTIONS

6.1	The Legal Department is in charge of circulating the Code of Conduct to all the Relevant Persons. To this extent, the Legal Department shall send a copy of this Code of Conduct to all the addressees requiring those latter to acknowledge the receipt by signing a written declaration (as per the form attached to the present Code).

6.2	The Investor Relations Manager shall promptly inform the market, by mean of an ad-hoc press release to Borsa Italiana S.p.A., about the adoption of the present Code of Conduct. Such press release shall also refer the following information:

a)	timetable of notification duties of Significant Persons to the Company about relevant transactions;

b)	prohibitions and restrictions set forth on Significant Persons on the execution of Transactions on Financial Instruments in certain periods of the year.

6.3	While issuing the press release as per the previous article, the Legal Department shall take care of transmitting a copy of this Code of Conduct to Borsa Italiana S.p.A and shall inform it without delay about any subsequent change or amendment to the Code.

6.4	The Legal Department shall:

a)	control the Code of Conduct is correctly applied and the full compliance with the rules set in the Code of Conduct and in the regulation concerning corporate information.

b)	regularly verify that the Code of Conduct stays sound and functional;

c)	take care of updating the Code of Conduct. To this extent, it submits to the Board of Directors of the Company proposal to adjust the Code of Conduct and check the real functionality of the solutions proposed thereafter;

d)	inform the Board of Statutory Auditors and the Board of Directors about the outcomes of its evaluations.

6.5	The entity in charge of adopting the appropriate measures in the event of breach of the present Code of Conduct is the Board of Directors.

6.6	In the event that one of the members of the Board of Directors is in breach of the present Code of Conduct, the concerned member shall not be present at the resolution.

6.7	In the event that the majority of the members of the Board of Directors are in breach of the present Code of Conduct, the entity in charge of adopting the appropriate measures is the Board of Statutory Auditors.

6.8	Sanctions to Employees: conducts of Employees in breach of the rules set forth in the present Procedures are defined as unlawful conducts. Notice of breach of the present will be given in compliance with article 7 of Law no. 300 dated May 20, 1970 and of any labor agreements, if applicable. The procedures set by article 7 of Law no. 300 dated May 20, 1970 and of any labor agreements, if applicable, in matters of counterclaims and right to defense of the employees to which the breach has been notified, shall survive. As far as the disciplinary sanctions for Employees, they fall within the sanctions under the National Collective Labor Agreement dated June 8, 1999 for the “Lavoratori Addetti all’Industria Metalmeccanica Privata e alla Installazione di Impianti” (article 23 and following).

6.9	Measures applicable to Managers: conducts of Managers in breach of the rules set forth in the present Procedures will be sanctioned in the most appropriate measures and forms in compliance with the National Collective Agreement for “Dirigenti industriali”.

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6.10	Measures applicable to Managing Directors and Statutory Auditors: in the event Managing Directors and Statutory Auditors are in breach of the rules set forth in the present Procedures, the Company will adopt the most appropriate measures allowed by the regulation in force.

7.     ENTRY INTO FORCE

The provisions set forth in the present Code of Conduct will become effective on January 1, 2003.